UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Commission File Number:

Pure Vanilla eXchange, Inc.
(Name of Small Business Issuer in its charter)

Nevada	98-0442839
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

805 3rd Avenue, 15th Floor	10022
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number  (212) 972-1600

Copies to:
Boylan, Brown, Code, Vigdor & Wilson, LLP
Robert F. Mechur, Esq.
2400 Chase Square
Rochester, NY 14604
(585) 232-5300
www.boylanbrown.com

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 par value per Share

ITEM 1. DESCRIPTION OF BUSINESS

Our Current Business

We plan to provide money transfer services using stored value cards and an electronic payment system, that will enable our consumers to pay anonymously for the products and services they buy via the Internet. Our products and services will be intended to be used to pay for adult entertainment products and services.

We currently have two products under development, a stored value card that is similar to a gift card and that we call our “pV Card” and an Internet service that permits consumers to purchase and pay for products and services electronically and anonymously.

Consumers will be able to purchase our pV Card from merchants with whom we will have contracts. Those merchants will also be able to add stored monetary value for pV Cards. To do so, the merchant will swipe the pV Card, enter the amount of monetary value to be stored and collect from the consumer the amount of value stored plus a service fee that is currently $4.00 per transaction. The consumer will receive a code that will permit the customer to activate the pV Card using our web site, www.purevanilla.com. After the pV Card is activated, the consumer will be able to use the pV Card to purchase goods and services over the Internet from merchants with whom we have contracts to accept pV Cards as a form of payment. Consumers will be able to store additional value on their pV Cards by going to participating merchants and paying them the amount of additional monetary value to be stored plus the service fee. Customers will also be able to add stored monetary value to their pV Cards at our web site.

Our online payment system, which will be known as “pV Account”, will be totally electronic. Consumers who desire to use that system will register on our website. As a part of the registration process, the customer will be required to provide certain personal information which we will keep confidential and secure. Once we have verified this information, the customer will be approved and provided with a User ID and PIN number. The customer will then be able to fund an online account by instructing the customer’s bank to debit his or her bank account for the amount of monetary value to be stored in his or her pV Account. After we receive payment from the consumer’s bank, the consumer will be able to use the monetary value stored on our electronic payment system to pay for goods and services on all websites that accept Pure Vanilla as a form of payment.

We intend to enter into contracts with a variety of retailers to distribute and store value on pV Cards. We expect that the retailers that provide those services will include convenience stores, bodegas, gasoline service stations and drug stores. A portion of the per-transaction service charge for storing value on our pV Cards will be retained by the retailers.

When a consumer purchases goods or services using a pV Card or a pV Account, that consumer’s Pure Vanilla account will be debited for the amount of the transaction and a corresponding credit will be made to the account of the merchant at a bank designated by that merchant.

All information relating to the storing of value on our pV Cards and the use of our pV Cards to purchase goods and services will be securely processed internally on our servers in a closed-loop system.

Our transaction processing system uses proprietary technology that is owned and licensed to us by our affiliate, Nimble Group, Inc. That technology allows the transmittal and processing of transaction information, the maintenance of information regarding customer accounts, the debiting of accounts of our cardholders and the crediting of payment to the accounts of participating merchants. Our target market is the adult entertainment industry, and we believe that the anonymity and security offered by our products and services will be valuable to consumers for adult-oriented products and services.

To successfully execute our business plan we must contract directly or indirectly with a large number of retailers to sell and load our cards and with a large number of online merchants to accept pV Cards and the pV Account as forms of payment. We also must ensure a high level of consumer adoption of our products. We believe we will succeed because merchants will benefit from increased sales and traffic and decreased exposure to charge-backs and reduced processing fees and consumers will benefit from the security of our solution, which reduces the risk of credit card fraud and identity theft by offering an anonymous payment mechanism.

We completed an initial field (or “Beta”) test of our products and services and the necessary operational processes on April 24, 2006. We believe this test successfully demonstrated that our products work in a commercial environment. Therefore, we expect to begin the commercial launch of our products and services in or about June, 2006.

Historical Information About Pure Vanilla eXchange, Inc.

We were incorporated in the State of Nevada under the name Princeton Power Corporation on August 11, 2004. On November 29, 2004, we changed our name to NVS Entertainment, Inc.

We are the successor to the business of Pure Vanilla eXchange, Inc. (“Old Pure Vanilla”). Old Pure Vanilla was incorporated in the State of Nevada on August 30, 2005. On March 13, 2006, Old Pure Vanilla was merged with our wholly-owned subsidiary, NVS Acquisition Corp., a Nevada corporation which was incorporated on March 1, 2006. Old Pure Vanilla was the surviving entity and became our wholly-owned subsidiary in that merger. In the merger, the shareholders of Old Pure Vanilla became the holders of approximately 80% of our issued and outstanding shares. Old Pure Vanilla was merged into us on April 12, 2006. In connection with the latter merger, we changed our name to Pure Vanilla eXchange, Inc.

Under the name NVS Entertainment, we conducted the business of film acquisition, completion and distribution. That business, which had only nominal income and expenses, was discontinued on or about March 13, 2006. Our sole remaining business is the business of providing the anonymous payment products that enable consumers to pay for adult entertainment products that are described above.

During the period prior to the merger of NVS Entertainment’s merger subsidiary with Old Pure Vanilla, Harry Jose was the President, sole director and principal shareholder of NVS Entertainment. He ceased being president of NVS Entertainment upon the effectiveness of the merger, but continues to be one of our directors and to render services to our company pursuant to a Consulting Agreement dated March 9, 2006.

During the period prior to the merger of Old Pure Vanilla with our merger subsidiary, Steven Yevoli, who is one of our directors, was the President and sole Director of Old Pure Vanilla. Jed Schutz, one of our directors and our largest shareholder, was also the largest shareholder of Old Pure Vanilla.

History of Old Pure Vanilla

Old Pure Vanilla was incorporated in Nevada on August 30, 2005. In October, 2005, in its first capital raising transaction, it offered each holder of shares of Nimble Group, Inc., a Delaware corporation, the right to acquire that holder’s share, pro rata to the holder’s fully-diluted holdings of shares of Nimble Group, of the initially issued shares of Old Pure Vanilla. Additional shares were offered and issued to the persons who would be charged with the management of Old Pure Vanilla, including Mr. Yevoli.

When it was organized, Old Pure Vanilla was not actively engaged in business. However, it had procured a license to certain technology from Nimble Group. That technology is described below (see License and Service Agreement; Research and Development; Technology, p.6) and is currently a core technology for the operation of our business. At that time, a number of Nimble Group employees, including senior management, were rendering services to Old Pure Vanilla, Old Pure Vanilla was subleasing office space from Nimble Group and Nimble Group was providing certain support services to Old Pure Vanilla. Old Pure Vanilla paid Nimble for those services on a fee-for-service basis that it believes to have been fair to both parties, but which was not negotiated on an arms-length basis because the same persons were in control of both entities. Nimble Group continues to provide that personnel and those services to us, and fees continue to be paid pursuant to a Services Agreement between us and Pure Vanilla dated November 1, 2005. (see License and Service Agreement; Research and Development; Technology, p. 6)

For accounting purposes, the transactions described above are reflected as a reverse merger and recapitalization of Old Pure Vanilla, and our historical financial statements presented elsewhere herein are those of Old Pure Vanilla. Unless the context otherwise requires, all references hereinafter to “we”, “us”, “our”, “Pure Vanilla” or the “Company” with respect to our business operations refer to those of Old Pure Vanilla both before and as continued after the merger of Old Pure Vanilla with our company.

Industry Overview

TopTenReviews, Inc. estimates that 4.2 million websites, or 12% of total websites, contain pornographic materials and that 25% of total search engine requests are adult-industry related. TopTen Reviews, Inc. also estimates that there are approximately 72 million worldwide visitors to pornographic websites annually.

Other payment processing service providers or billing services usually accept payment via credit card, check, e-check, stored value card, debit card, money order, cash or charge to the consumer’s telephone bill. Some of our competitors offer a variety of these services. In contrast, we provide products and services that enable consumers to pay for adult content or products in a secure and anonymous matter. To our knowledge, none of our competitors offers an anonymous stored value card combined with an anonymous electronic payment service. Online merchants that accept our pV Card or our electronic payment service as a form of payment will include our brand icon with the icons of other billing services on the checkout or payment page of their Web site, so that customers will be able to select to pay for products and services using either one of our payment methods or the payment methods offered by others.

Unlike credit cards, consumers can only purchase services or goods with their pV Cards or their pV Accounts only if they have sufficient fund balances on their cards or in their accounts. We do not extend credit to our card users or account holders.

We currently have two main competitors that offer a card similar to our pV Card: PPP Card and Easybuy/Charge 2000. To our knowledge, these companies do not offer their cards in combination with an electronic payment service and additional value cannot be added onto their cards.. Companies like CC Bill, Epoch/Paycom, Netbilling, Charge Me Later, iBill or WTS/ACH Debit offer a variety of payment and billing services, but none of them offers the combination of a stored value card and an electronic payment system, and none of them provides the consumer with an anonymous payment option.

We cannot be assured that other persons will become engaged in competition with us, nor that they will not offer the same or superior services as compared to those that we offer. They may also be larger and better financed than we.

Distribution of our Products and Services

We intend to provide our electronic payment service directly to consumers via our website www.purevanilla.com and to distribute our pV Cards through retail outlets who will sell and load monetary value onto our cards. These retail stores could include convenience stores, bodegas, gasoline service stations and retailers that sell adult material. Consumers will be able to either go to those retailers and purchase and store monetary value on a pV Card or go to our website and fund an online account. They will then be able to purchase goods or content at our participating websites up to the value stored on their cards or in their accounts.

Publicly Announced Products and Services

We have announced our first set of products, which we expect to be known as “pV Card” and “pV Account”. They are the products that are described in “Our Current Business”, p 2. We have completed the final beta (or field) tests of those products, and the results of that test were satisfactory to us. We were able to confirm that consumers are able to use our products online. Amounts can be properly credited when monetary value is stored on pV Cards or in pV Accounts and debited when the cards or accounts are used. Merchant accounts are properly credited for transactions using pV Cards or pV Accounts. We believe that our technology and the technology that we have licensed from Nimble Group perform satisfactorily. We are now beginning to contract with merchants to accept our methods of payments for the purchase of products and services and with establishments to distribute and load our stored value cards.

Our website is operational, and we expect that it will be fully live in or about June 2006. Consumers will then be able to open accounts and store monetary value in their accounts and on their cards.

License and Services Agreements; Research and Development; Technology

We have licensed technology for the initiation and processing of transactions from Nimble Group. A substantial minority of the shareholders of Nimble Group are also a substantial minority of the shareholders of our company, and the same person, Jed Schutz, is the largest single shareholder of each.

On November 1, 2005, Old Pure Vanilla entered into a Services Agreement with Nimble Group. We succeeded to that agreement as a result of the merger of Old Pure Vanilla with us. Under that agreement, Nimble provides us with office space, for which we pay a flat rental charge plus a fee for each desk occupied by our personnel, and also provides us with the services of its personnel to provide those services that would be provided by our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President, Business Development. We pay Nimble Group a monthly fee for each of those services. The term of that Agreement expired on March 31, 2006. It renews automatically for additional three (3) month terms, unless either party elects not to renew by giving the other written notice at least thirty (30) days before the end of any renewal term. The current renewal term is in effect until June 30, 2006 and will automatically renew unless notice of nonrenewal is given by either party on or before May 31, 2006.

We lease our primary office space from a non-affiliated entity. Our lease expires January 30, 2010. We pay rent and other charges of $26,865 per month. The charges that we pay are subject to adjustment, so our monthly rental obligation could increase. A portion of our leased premises is used by Nimble, and Nimble currently pays us for the use of those premises on an as-used basis. We believe that the space that we lease adequately meets our requirements for the present and the near future, but our requirements may change.

On January 10, 2006, we entered into a Software License and Services Agreement with Nimble Group. Under that agreement, Nimble Group licensed us to use computer software programs, manuals and other information that it owns or licenses (including future modifications and enhancements) for processing transactions using stored value cards. Our license rights apply only to the processing of transactions involving the sale of adult-oriented erotic materials. Provided that we adhere to the terms of that agreement, our license is perpetual, but we cannot transfer or sublicense our rights. Nimble Group is required to maintain the licensed software by providing us with enhancements and by correcting errors in the licensed software. We paid an initial license fee of $500,000 to Nimble Group and have an ongoing obligation to pay Nimble Group a license fee that is equal to ten percent (10%) of gross revenue generated through the use of the licensed software from fees processed through the use of Nimble Group’s technology.

To date, we have relied on the technology that we licensed from Nimble Group. We have not spent any appreciable amounts of money on our own research and development, although we have engaged in tests of the Nimble Group technology (See, Publicly Announced Products and Services, p.5). However, we intend to develop technology that will be useful in our business. To the extent that we do so, we intend to protect our technology by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. We also intend to enter into confidentiality agreements with our employees and consultants and will generally seek to control access to and distribution of our technology, documentation and other proprietary information.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our proprietary rights or of the technology that we have licensed from Nimble Group. We can give no assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information, which could have a material adverse effect on our business, results of operations and financial condition. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. We can give no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. Moreover, from time to time, we may be subject to claims against us for alleged infringement of the trademarks, service marks and other intellectual property rights of others. Such claims and any resultant litigation, should it occur, may subject us to significant liability for damages, result in invalidation of our proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition.

Regulatory and Environmental Matters

Environmental Regulation. We believe we are not subject to any material liability under environmental laws. We further believe that the costs of compliance with existing or future environmental laws and related liability will not have a material adverse effect on our financial condition or results of operations. We had no costs from our compliance with these laws.

Federal, State And Local Regulations. Few laws or regulations are currently directly applicable to our business.

Regulation of Internet Transactions. Because we are engaged in financial transactions involving the transfer of money, including transfers over the Internet, new laws and regulations that will affect us may be adopted. Such laws and regulations may cover issues such as: user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services that could be applicable to our business. In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business. Congress is considering laws regarding Internet taxation. In addition, various state jurisdictions are considering legislation directed to electronic commerce which if enacted could affect our business. The applicability of many of these laws to our business is uncertain and could expose us to substantial liability. Any new legislation or regulation, or the application of existing laws and regulations to our business, could materially and adversely affect us. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could materially and adversely affect us.

Money Transmitter Regulation. The laws of a number of states require that persons engaged in the business of transmitting money register or become licensed. We are not currently engaged in business in any jurisdiction, and therefore have not filed any registration or licensing applications. However, the business in which we intend to become engaged is likely to be classified and subject to licensure as a money transmittal business under the laws of some states. We intend to apply for and to become licensed in each jurisdiction in which we are transacting business and in which the business that we transact requires such licensure. We are not aware of any factors relating to our business, our officers and directors or our principal shareholders that would prevent us from becoming so licensed where necessary. We do not expect any licensing requirements to have any material effect on our business or operations.

Inactivity Fees. One of the components of our income is a fee that we charge consumers if a pV Card or pV Account is inactive for more than ninety (90) days. Some states have enacted, or are considering enacting, laws that will preclude us from charging, collecting or retaining such fees. If we transact business or are subject to regulation in states that have such laws or regulations, there could be an adverse effect on our income. That effect could be material.

Patriot Act. The Patriot Act was enacted into law in 2001 Among other things, the Patriot Act requires certain persons (including businesses which are involved in cash transactions involving more than $10,000) to file suspicious activity reports, to take certain special measures and satisfy certain due diligence requirements to combat foreign money laundering. The Patriot Act also establishes minimum new customer identification standards and recordkeeping requirements and contains certain recommended methods for verification of the identity of foreign customers. Certain information is required to be shared with law enforcement agencies. Covered businesses are required to have certain training programs and internal policies, procedures and controls in place. It is possible that certain of our activities will require compliance with the Patriot Act, and we intend to so comply.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview:

We are a development stage company. Old Pure Vanilla was formed on August 30, 2005. We completed a reverse merger transaction between Old Pure Vanilla and a merger subsidiary of NVS Entertainment, Inc. (NVS), a Nevada corporation formed in August 2004. Prior to the merger, NVS Entertainment was in the film distribution business, but had only minimal revenues, assets and liabilities. We discontinued these activities simultaneously with our merger with NVS Entertainment. We changed the name of NVS to Pure Vanilla eXchange, Inc.. In connection with our merger with the merger subsidiary of NVS Entertainment, the shareholders of Old Pure Vanilla became the holders of approximately 80% of the outstanding shares of NVS Entertainment, before giving effect to shares issued to placement agents and other advisors for services rendered in connection with the merger.

Plan of Operations

We intend to provide money transfer services using stored value cards and an electronic payment system that enable consumers to pay anonymously for the products and services they wish to buy online. Our products and services will be specifically designed for use in paying for adult entertainment products and services.

Using the patent-pending technology that we have licensed from Nimble Group and other technology that we intend to develop, consumers will be able to purchase goods and services by using either an online PV Account or a pV Card. Monetary value can be stored in pV Accounts online. Monetary value will be able to be stored on pV Cards at retail outlets in the United States. The use of pV Accounts or pV Cards and pV Accounts will permit consumers to purchase products and services in a safe and secure environment without having to compromise their identity or credit.

Our anonymous cash transactions will eliminate the merchant’s exposure to charge-backs, reduce processing fees and significantly accelerate cash flow. We will support recurring and “pay per minute” billing and provide dynamic reporting to the merchants. We will also address current challenges that consumers face, such as user anonymity, credit card charge-backs and fraud.

Our revenue model has three components: Loading Fees, Inactivity Fees and Processing Fees.

Loading fees are charged to a consumer who purchases a pV Card in a store or funds an online account. We will charge a $4 load fee to the consumer in a store. That fee is shared among us, the retailer and the distributor. We will receive 100% of the $2 online load fee.

An inactivity fee of $0.69 per month will be charged to pV Cardholders and consumers having pV Accounts if there are no transactions on the relevant card or in the relevant account for ninety (90) consecutive days.

Online merchants will be charged a processing fee that is a percentage of the revenue they receive from transactions that involve the use of pV Cards and pV Accounts. We currently do not intend to charge merchants a set-up fee or require a cash reserve, although we may do so in the future. We intend to evaluate the sufficiency of our fee structure on an ongoing basis in light of our experience.

Our costs for online transactions will be comprised of technology licensing costs and bank fees. We have licensed the core technology that we use from Nimble Group and pays Nimble Group a license fee. This license is described in more detail above (see, License and Service Agreement; Research and Development; Technology, p.6).

In April 2006, we completed a Beta test of our products. Since then, we have begun to sign up websites to accept our products for payment for the goods and services that they sell. Assuming that financing is available, we intend to begin providing our product to consumers in June 2006.

Commencing in June 2006, and assuming financing is available, we intend to initiate a national multi-media marketing campaign that will include online and search-linked advertising on Google, Yahoo and other major search engines as well as banner advertising on general interest and adult news websites. We intend to advertise on certain channels of Sirius Radio such as Howard Stern, Playboy Radio or Maxim Radio to attract both consumers and websites. We plan to attend and exhibit at industry and trade shows and intend to sponsor selected industry events to sell cards to consumers and to continue our brand building and networking efforts within the industry. We will also continue to promote our brand through the issuance of press releases and articles on websites and in trade publications.
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Over the next twelve months we expect to introduce two additional products. We believe that there will be a market for a User ID and Password Management service and an Affiliate Program Management service. We intend to introduce such services in order to match the value-added services of our competitors. We intend to continually make adjustments and improvements in our products, software and marketing efforts.

The execution of our plan of operation is dependent upon several factors, including raising sufficient working capital to allow us to implement our plans and the successful launch of our online and stored value card services. There can be no assurance that we will be successful in doing so. We have not generated any revenue since our inception. From inception through the three months ended March 31, 2006 we incurred a net loss of $2,027,313 and a total negative cash flow from operations of $809,131. Our continued existence is dependent upon several factors, including raising additional capital, the successful launch of our online and stored value card services and our ability to achieve profitability from the sale of our services. These matters raise substantial doubts about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order to begin providing our products and services to consumers in June 2006, and to execute our business plans, we must continue to raise capital. There can be no assurance that additional financing will be available, or if available, that such financing will be on favorable terms. Any failure to secure additional financing could impair our ability to achieve our business strategy. Even if we are successful in raising capital, there can be no assurance that we will have sufficient funds or successfully achieve our plans to a level that will have a positive effect on our results of operations or financial condition. Our ability to execute our growth strategy is contingent upon our having sufficient capital as well as other factors, including our ability to further increase consumer awareness and adoption of our products, our ability to sign up websites that accept our products as a form of payment, general economic and industry conditions, our ability to recruit, train and retain a qualified sales, marketing and customer service staff, and other factors, many of which are beyond our control. Even if our revenues and earnings grow rapidly, that growth may significantly strain our management and our operational and technical resources. If we are successful in obtaining greater market penetration with our products, we will be required to manage an increasing volume of transactions on a timely basis at a reasonable cost to us. No assurance can be given that we can meet increased demand or that we will be able to manage our transactions on a timely and cost-effective basis.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities in which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

ITEM 3. DESCRIPTION OF PROPERTY

Our primary offices are located in New York, NY. We lease our primary office space from a non-affiliated entity. Our lease expires on January 30, 2010. We pay rent and other charges of $26,865 per month. The charges that we pay are subject to adjustment, so our monthly rental obligation could increase. A portion of our leased premises is used by Nimble, and Nimble pays us for the use of our premises on an as-used basis. We believe that the space that we lease adequately meets our requirements for the present and the near future, but our requirements may change.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth, as of May 14, 2006, certain information with respect to the beneficial ownership of the common stock of our Company by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class
Common	George W. Benedict 74 South Main Street Southampton, NY 11968	3,652,354	6.713
	Jed Schutz (2) 18 On The Bluff Sag Harbor, NY 11963	18,489,208	33.981
	Steven Yevoli 345 East 56th Street Apt 16F New York, NY 10022	6,683,030	12.283
	Florian Schuhbauer 95 Worth St. New York, NY 10013	1,193,398	2.193
	John Cook 45 Riverside Drive Denville, NJ 07834	954,719	1.755
	Harry Jose 20821 Dearborn St. Chatsworth, CA 91311	400,000	0.735
	Officers and directors as a group (5 persons)	27,720,355	50.947
(1)	Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares set forth next to his name.
(2)	Jed Schutz’ beneficial ownership includes 363,250 shares subject to currently exercisable warrants and 32,943 shares owned by his mother, Ethel Schutz.

As of May 24, 2006, there were a total of 53,900,031 shares of our common stock outstanding held by approximately 125 shareholders of record. There were warrants to purchase an additional 510,125 shares outstanding. The fully diluted number of our shares outstanding was 54,410,156.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

Name	Age	Position with Pure Vanilla eXchange, Inc.
Steven C. Yevoli (1)	35	Director (Chairman of the Board)
Florian Schuhbauer	31	President, Director
Jed Schutz (1)	47	Treasurer, Director
Harry Jose	32	Director
John Cook	42	Secretary
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(1)	Also serves as a director of Nimble Group, the licensor to us of certain of our technology.

Steven C. Yevoli is Chairman of the Board and founder of (Old) Pure Vanilla eXchange, Inc. He served as the President and Chief Executive Officer of our Company from its founding until March 9, 2006. Since then, he has served as a director. He has been President and Chief Executive Officer of Nimble Group since January 2005. Prior to joining Nimble Group, Mr. Yevoli served as Executive Vice President of FreshDirect, a company that is a direct-to-consumer food company. Mr. Yevoli received his B.A. in business from Ithaca College in 1992.

Florian Schuhbauer has served as a director of our Company since March 9, 2006. He serves as President of our company and provides us with management services under a consulting arrangement between our company and NG Outsourcing, Inc., a company wholly-owned by Mr. Schuhbauer. Over the past 12 years , Mr. Schuhbauer has served in various senior management and executive positions. From June 2004 to Dec. 2005 Mr. Schuhbauer served as Chief Financial Officer and Executive Vice President of DHL Smart & Global Mail Americas; from April 2002 to May 2004 he was Director Strategic Business Development International Mail for Deutsche Post Global Mail. Prior to joining DPWN Group Mr. Schuhbauer co-founded newtron AG, a software company where he was Chief Financial Officer (CFO). He started his career as an equity analyst for European retailers at Dresdner Kleinwort Benson in Frankfurt and London. Mr. Schuhbauer received his Masters in Finance & Business Administration in 2000 from the HfB - Business School of Finance and Management, Frankfurt/Main, Germany.

Jed Schutz has served as a director of our Company since March 9, 2006.  He is also a member of the boards of directors of Advanced Biophotonics, Inc. and dotMENU, Inc..  He is the largest shareholder of our company and of Nimble Group.  He has over 25 years experience in business. Mr. Schutz received his B.S. in Biology from Duke University  in 1981 and a Graduate Certificate in Business from New York University in 1983.

Harry Jose has served as a director of our Company since March 9, 2006. Until that date he was the president and chief executive officer of NVS Entertainment. He currently serves our company as a consultant, pursuant to a Consulting Agreement dated March 9, 2006.

John Cook has served as Secretary of our Company since March 9, 2006. Pursuant to our Services Agreement with Nimble Group, Mr. Cook serves our company and previously served Old Pure Vanilla as Controller. Prior to joining Nimble Group, Mr. Cook served as Chief Financial Officer of CMS Complete Management Inc. and also as Chief Financial Officer of Zoologic, Inc. Mr. Cook received his B.A. in Accounting from George Mason University in 1985, is a registered CPA in the State of NJ, and is a member of NJCPA and AICPA.

Committees of the Board of Directors

Our Board of Directors does not have any committees at this time.

ITEM 6. EXECUTIVE COMPENSATION

Executive Officers

Our Board appoints the executive officers to serve at the discretion of the Board. Directors who are also employees receive no compensation for serving on the Board. Our non-employee directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings, and we may elect to reimburse non-employee directors for their services in the future.

Executive Compensation

None of our executive officers have received cash compensation for any of the services rendered by them, since those services were rendered through Nimble Group pursuant to the Services Agreement between us and Nimble Group. However, we have granted shares of our capital stock to those executive officers. The number of shares granted to each is reflected in the table included in Item 4, Security Interests of Certain Beneficial Owners and Management.

Employment Agreements

We have no employment agreements with any persons. However, we have entered into a Consulting Agreement with NG Outsourcing, Inc., a company wholly-owned by Florian Schuhbauer, pursuant to which Mr. Schuhbauer serves as our Chief Operating Officer. That Agreement is on a month-to-month basis. Pursuant to that agreement, we pay NG Outsourcing the sum of $20,000.00 per month.

Stock Option Plan

On March 10, 2006, our directors approved our 2006 Stock Option Plan. The number of shares of common stock which may be issued under the 2006 Plan is 7,500,000. We have granted, and intend in the future, to grant options under that the 2006 Plan as an incentive to service for our employees. We may also utilize the granting of options under the 2006 Plan to attract qualified individuals to become our employees and non-employee directors, as well as to ensure the retention of management of any acquired business operations. The Company awarded 2,500,000 stock option grants to consultants during the three months ended March 31, 2006 under the 2006 plan.

Compensation Table

The information set forth below concerns the cash and non-cash compensation to certain of our executive officers for each of the past three fiscal years ended December 31, 2005, 2004 and 2003. In each case, the compensation listed was paid by our Company or our predecessor entity. No executive officer has an employment agreement with us and all executive officers serve at the discretion of the Board.

Summary Compensation Table
Summary Compensation Table
					Long Term Compensation
	Annual Compensation				Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options /SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Harry Jose, Director	2005	0	41,300					267,004 (1)
	2004	0
	2003	0

(1)       Represents the value of shares of our Common Stock issued to Mr. Jose

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We initially conducted our business as Princeton Power Corporation. On November 29, 2004, we changed our name to NVS Entertainment, Inc. Old Pure Vanilla was formed on August 30, 2005. It was initially funded by a majority of the shareholders of Nimble Group. On March 13, 2006, Old Pure Vanilla became our subsidiary as a result of a merger with our subsidiary, NVS Acquisition Corp., and on April 12, 2006, Old Pure Vanilla was merged into us and we changed our name to Pure Vanilla eXchange, Inc. In the merger between Old Pure Vanilla and our subsidiary, the shareholders of Old Pure Vanilla became the holders of eighty percent (80%) of the issued and outstanding shares of our capital stock.

Pursuant to a Software License and Services Agreement with Nimble Group, we license technology that is essential to our business from Nimble Group (See, License and Services Agreements; Research and Development; Technology, p.6) A substantial minority of the shareholders of Nimble Group are a substantial minority of our shareholders. Our largest shareholder, Jed Schutz, is also the largest shareholder of Nimble Group. George Benedict, the second largest shareholder of Nimble Group, owns over 6% of our issued and outstanding shares. Two of the members of our board of directors, Steven Yevoli and Jed Schutz, are also directors of Nimble Group. Under a Services Agreement, Nimble Group provides us with operational services and the services of our key management personnel (See, License and Services Agreements; Research and Development; Technology, p.6). Nimble Group subleases office space from us. Mr. Yevoli, who provides some of those services, is also the President of Nimble Group.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock. Each share of common stock entitles a shareholder to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Our shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to shareholders. We do not anticipate declaring or paying any cash dividends on the common stock in the year 2006 or in the foreseeable future.

Provisions Having A Possible Anti-Takeover Effect

Our Articles of Incorporation and Bylaws do not contain any provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board or otherwise to discourage transactions which may involve an actual or threatened change of control of the Company.

ADDITIONAL INFORMATION

Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC’s Website is http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
MARKET DATA

This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

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PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Market. Our common stock began trading on the Over-the-Counter Pink Sheets on January 10, 2005. On May 24, 2006, the closing sales price of our common stock was $3.00. There is not an active public market for our common stock, which has been trading on average 41,753 shares per day since the date of our merger with Old Pure Vanilla. No assurance can be given that an active market will exist for our common stock. We do not expect to declare dividends in the foreseeable future, since we intend to utilize our earnings, if any, to finance our future growth, including possible acquisitions.

We are filing this Registration Statement on Form 10- SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. Our Registration Statement on Form 10-SB must be declared effective by the SEC prior to our being approved for trading on the NASD OTC Bulletin Board, and until such time as this Form 10-SB is declared effective, our common stock will continue to be quoted on the “Pink Sheets.” Our market makers must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of this Form 10-SB in order to have our common stock quoted on the NASD OTC Bulletin Board.

Holders. As of May 24, 2006, there were a total of 53,900,031 shares of our common stock outstanding held by approximately 125 shareholders of record. There were warrants to purchase an additional 510,125 shares outstanding. The fully diluted number of our shares outstanding was 54,410,156.

Dividends. We have not declared any dividends on our common stock during the last two fiscal years, nor do we have any present intention of declaring dividends on our common stock in the future..

ITEM 2. LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On August 10, 2004 we issued 10,000,000 shares of our Common Stock (calculated before a later 1-for-51 reverse split of our shares) to Jay Bell, one of our directors, in consideration for services rendered to us. For that transaction, we relied on Section 4(2) of the Act, because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933.

On August 31, 2004 we issued 5,100,000 shares of our Common Stock to certain investors at a purchase price of $0.01 per share, or an aggregate purchase price of $51,000 (calculated in each case before a later 1-for-51 reverse split of our shares). For that transaction, we relied on the exemption from registration provided under Rule 504 promulgated pursuant to the Act. That transaction was an intrastate offering made exclusively to accredited investors pursuant to the Texas Securities Act and the Texas Administrative Code.

On June 9, 2005, we issued 6,700,000 shares (calculated before a later 1-for-51 reverse split of our shares) of our common stock to Harry Jose, who was then the President of our company. Those shares were issued to Mr. Jose in connection with his employment, as compensation for services rendered to us. For that transaction, we relied on Section 4(2) of the Securities Act of1933, as amended (“the “Act”) because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933.

Between May 23, 2005 and June 18, 2005, we issued 3,500,000 shares of our Common Stock to the following investors at a purchase price of $0.01 per share, or an aggregate purchase price of $35,000 (calculated in each case before a later 1-for-51 reverse split of our shares). For those transactions, we relied on the exemption from registration provided under Rule 504 promulgated pursuant to the Act. That transaction was an intrastate offering made exclusively to accredited investors pursuant to the Texas Securities Act and the Texas Administrative Code. In their subscription agreements, each of such persons represented, among other things, that he or it was an accredited investor within the meaning of Regulation D promulgated under the Act.

Name	Shares

Tracy Gnagy	1,166,667
Ron Beardon	1,166,667
TJ Ventures	1,166,666

Between August 25, 2005 and December 14, 2005, we issued an aggregate of 10,000,000 shares of our Common Stock to Edge Trading, LLC at a purchase price of $0.005 per share, or an aggregate purchase price of $50,000 (calculated in each case after the reverse split of our shares). For that transaction, we relied on the exemption from registration provided under Rule 504 promulgated pursuant to the Act. That transaction was an intrastate offering made exclusively to accredited investors pursuant to the Texas Securities Act and the Texas Administrative Code.

On October 9, 2005, we issued 40,000,000 shares of our common stock (calculated after the reverse split of our shares) to Harry Jose, who was then the President of our company. Those shares were issued to Mr. Jose in connection with his employment, as compensation for services rendered to us. For that transaction, we relied on Section 4(2) of the Securities Act of1933, as amended (“the “Act”) because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933.

Pursuant to the Agreement and Plan of Merger among us, NVS Acquisition Corporation and Old Pure Vanilla, dated March 9, 2006, we issued 42,274,534 shares of our common stock to the former shareholders of Old Pure Vanilla. For that transaction, we relied on Section 4(2) of the Act, because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933. We also relied on Rule 506 promulgated under the Act based, among other things, upon representations made in their Old Pure Vanilla subscription agreements by each of the former shareholders of Old Pure Vanilla that included, among other things, a representation from each such purchaser that such purchaser was an Accredited Investor within the meaning of Regulation D promulgated under the Act.

In May 2006, we borrowed funds from the following persons in the amounts set forth next to their names and issued to each of them our promissory note for the amount borrowed. Those promissory notes bear interest at the rate of 15% per annum and mature in January 2007. At the same time, we issued to those person warrants to purchase the number of shares of our Common Stock that is set forth next to their names. Each of those warrants may be exercised until May 2009, and entitles the holder to purchase the applicable number of shares of our Common Stock at a purchase price of $2.00 per share.

Name and Address:	Amount of Loan and Note	Number of Shares Subject to Warrant

A Christopher Venture 2801 West Coast Highway 220 Newport Beach, CA 92663	$225,000	28,125

Bressner Trust 14 E. 44th Street New York, NY 10017	$250,000	31,250

Lawrence Bellone c/o Xethanol 1285 Ave. of the Americas New York, NY 10019	$200,000	25,000

Jed Schutz 18 On the Bluff Sag Harbor, NY 11963	$496,000	62,000

Gordon Lenz 180 East Main Street Patchogue, NY 11772	$500,000	62,600

For each of those transactions, we relied on Section 4(2) of the Act, because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933. We also relied on Rule 506 promulgated under the Act based, among other things, upon representations made in the Loan Agreement between us and each of them that included, among other things, a representation from each of them that he or it was an Accredited Investor within the meaning of Regulation D promulgated under the Act.

The notes that we issued in May 2006 as described in the previous paragraph were guaranteed by Jed Schutz, our largest shareholder. Mr. Schutz has also guaranteed our lease. As an inducement to Mr. Schutz to make those guarantees, we have issued to him warrants to purchase 301,250 shares of our Common Stock. Each of those warrants may be exercised until May 2009, and entitles the holder to purchase the applicable number of shares of our Common Stock at a purchase price of $2.00 per share. In issuing those warrants, we relied on Section 4(2) of the Act, because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933.

No underwriters were employed in connection with these transactions

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.  The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise. Our Certificate of Incorporation does not contain any provisions with respect to the indemnification of our officers or directors

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending material litigation or proceeding involving any of our directors, officers, employees or other agents of the Company in which indemnification would be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for such indemnification.

PART F/S
The following financial information is provided in accordance with the requirements of Item 310 of Regulation S-B.

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NVS Entertainment, Inc.

Financial Statements

Year Ended December 31, 2005

Independent Auditors’ Report

To the Board of Directors and Stockholders of
NVS Entertainment, Inc.

We have audited the accompanying balance sheet of NVS Entertainment, Inc. (the “Company”) as of December 31, 2005 and the related statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2005 and for the period from August 11, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NVS Entertainment, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period from August 11, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred aggregate losses and negative cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Imowitz Koenig & Co., LLP

New York, New York
March 22, 2006

1

NVS Entertainment, Inc.

Balance Sheet

December 31, 2005
Assets
Total Assets	$-

Liabilities & Stockholders' Deficit
Current Liabilities:
Accounts payable	5,007
Total Current Liabilities	5,007

Stockholders' Deficit:
Common Stock, $0.001 par value;
Authorized shares - 500,000,000; Issued and
outstanding shares 50,496,086	50,496
Additional paid-in-capital	362,508
Stock subscription receivable	(9,928)
Accumulated deficit	(408,083)
Total Stockholders' Deficit	(5,007)

Total Liabilities and Stockholders' Deficit	$-

2
See Notes to Financial Statements

NVS Entertainment, Inc.

Statements of Operations

	Year Ended 12/31/2005	From August 11, 2004 (Date of Inception) to December 31, 2004

Operating expenses	$(347,083)	$(61,000)

Net Loss	$(347,083)	$(61,000)

3
See Notes to Financial Statements

NVS Entertainment, Inc.

Statement of Changes in Stockholders' Deficit

	Common Stock number of shares	Common Stock	Additional paid-in capital	Stock Subscription Receivable	Accumulated deficit	Total

August 11, 2004 (Date of Inception), founder's stock for initial investment	10,000,000	$10,000	$-	$-	$-	$10,000
504 Offering at $0.01 per share	5,100,000	5,100	45,900	-	-	51,000
Net Loss for period ended December 31, 2004	-	-	-	-	(61,000)	(61,000)
Balance at December 31, 2004	15,100,000	15,100	45,900	-	(61,000)	-
504 Offering at $0.01 per share	3,500,000	3,500	31,500	(9,928)	-	25,072
Shares issued to officer for services rendered	6,700,380	6,700	60,304	-	-	67,004
Balance at October 12, 2005	25,300,380	25,300	137,704	(9,928)	(61,000)	92,076
Consolidation 51:1 reverse split 10/13/05	(24,804,294)	(24,804)	24,804	-	-	-
Balance at October 13, 2005	496,086	496	162,508
504 Offering at $0.005 per share	10,000,000	10,000	40,000	-	-	50,000
Shares issued to officer for services rendered	40,000,000	40,000	160,000	-	-	200,000
Net Loss for year ended December 31, 2005	-	-	-	-	(347,083)	(347,083)
Balance at December 31, 2005	50,496,086	$50,496	$362,508	$(9,928)	$(408,083)	$(5,007)

4
See Notes to Financial Statements

NVS Entertainment, Inc.

Statements of Cash Flows

	Year Ended 12/31/2005	From August 11, 2004 (Date of Inception) to December 31, 2004

Operating activities
Net loss	$(347,083)	$(61,000)
Adjustments to reconcile net loss to net cash
used in operating activities:
Share issued to officers	267,004	-
Changes in operating assets and liabilities:
Accounts payable	5,007	-
Net cash used in operating activities	(75,072)	(61,000)

Financing activities
Cash received for common stock	75,072	61,000
Cash provided by financing activities	75,072	61,000

Net change in cash	-	-

Cash at beginning of period	-	-

Cash at end of period	$-	$-

5
See Notes to Financial Statements

NOTE 1 - REVERSE MERGER

NVS Entertainment, Inc. (the "Company") completed a reverse merger transaction on March 13, 2006, in which it caused NVS Acquisition Corp., a Nevada corporation and newly created, wholly owned subsidiary of the Company, to be merged with and into Pure Vanilla eXchange, Inc., (“PV"). As a result of the merger, PV became a wholly owned subsidiary of the Company, with PV's former security holders acquiring a majority of the outstanding shares of the Company's common stock. For financial reporting purposes, PV is deemed to be the acquirer in the reverse merger transaction. Consequently, the assets and liabilities and the historical operations to be reflected in subsequent financial statements will be those of PV and will be recorded at the historical cost basis of PV (see Note 7).

NOTE 2 - DESCRIPTION OF THE BUSINESS

The Company was organized on August 11, 2004 as a Nevada Corporation. The Company was originally incorporated as Princeton Power Corporation and on November 24, 2004 changed its name to NVS Entertainment, Inc. The Company sought to establish itself as a film acquisition, completion and distribution company. The Company was in the development stage.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has an accumulated loss from operations which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of shares issued for services.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the book and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax

6

expenses or credits are based on changes in the assets and liabilities from period to period. These differences arise primarily from the Company's net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 4 - INCOME TAXES

At December 31, 2005, the Company had an unused net operating loss carryforward approximating $408,000 which may be applied against future taxable income. The net operating loss carryforward expires in the year 2025. At December 31, 2005 the deferred tax asset (representing the potential future tax savings) related to the carryforward was as follows:

2005
Deferred tax asset	$163,200
Less: Valuation allowance	(163,200)
Net Deferred tax asset	$-

As a result of the uncertainty that the net operating loss carryforward will be utilized in the foreseeable future, a 100% valuation allowance had been provided.

NOTE 5 - SIGNIFICANT CHANGES IN STOCKHOLDER’S EQUITY

Common Stock

On August 11, 2004, 10,000,000 shares of common stock were sold at $0.001 per share for a total of $10,000 to the founder of the Company.

On August 31, 2004 the Company initiated a 504 offering of 5,100,000 shares at $0.01 per share for a total of $51,000.

On June 20, 2005 the Company initiated a 504 offering of 3,500,000 shares at $0.01 per share for a total of $35,000.

On October 20, 2005 the Company initiated a 504 offering of 10,000,000 shares at $0.005 per share for a total of $50,000.

The officer of the Company received stock, for services rendered, valued at $267,004 during the year ended December 31, 2005.

NOTE 6 - REVERSE SPLIT

On September 29, 2005 the shareholders approved a consolidation of the outstanding shares on a basis of 1 new share for each amount of 51 shares outstanding, effective October 13, 2005.

7

Shareholders holding factional shares as a result of this reverse split had their fractional shares rounded up to the nearest whole share. At the time of the adoption of the reverse split, the number of shares outstanding was 25,300,380.

NOTE 7 - SUBSEQUENT EVENTS

The Reverse Merger

On March 13, 2006, the Company, acquired by reverse merger, the business of PV and continued its existing operations as a publicly traded company. The Company is a publicly traded company whose shares trade on the “Pink Sheets” and which at the time of the reverse merger had nominal assets and liabilities. As part of the merger, the Company issued shares of its common stock to the existing stockholders of PV, representing approximately 80% of its outstanding shares, before giving effect to the shares issued to placement agreements and other advisors. PV paid $225,000 to the controlling shareholder of the Company for 39,927,452 shares of common stock of the Company. Subsequent to the merger transaction, the Company will change its corporate name to Pure Vanilla eXchange, Inc. and PV's existing management will assume their same positions with the publicly traded company.

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8

Pure Vanilla eXchange, Inc.

Financial Statements

Year Ended December 31, 2005

Independent Auditors’ Report

To the Board of Directors and Stockholders of
Pure Vanilla eXchange, Inc.

We have audited the accompanying balance sheet of Pure Vanilla eXchange, Inc. (the “Company”) (a Development Stage Company) as of December 31, 2005 and the related statements of operations, stockholders’ equity, and cash flows for the period from August 30, 2005 (date of inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pure Vanilla eXchange, Inc. (a Development Stage Company) as of December 31, 2005 and the results of its operations and its cash flows for the period from August 30, 2005 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss and negative cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Imowitz Koenig & Co., LLP

New York, New York
April 25, 2006
1

Pure Vanilla eXchange, Inc.
(a Development Stage Company)

Balance Sheet

December 31, 2005
Assets
Current Assets:
Cash	$94,739
Prepaid expenses	80,406
Total Assets	$175,145

Liabilities & Stockholders' Equity
Current Liabilities:
Accounts payable	$73,209
Other current liabilities	96,392
Total Current Liabilities	169,601

Stockholders' Equity:
Common Stock, $0.01 par value;
Authorized shares - 10,000,000; Issued and
outstanding shares 2,773,958	27,740
Additional paid-in-capital	99,760
Accumulated deficit during development stage	(121,956)
Total Stockholders' Equity	5,544

Total Liabilities and Stockholders' Equity	$175,145

2
See Notes to Financial Statements

Pure Vanilla eXchange, Inc.
(a Development Stage Company)

Statement of Operations

August 30, 2005 (Date of Inception) to December 31, 2005

Operating expenses	$(121,956)

Net Loss	$(121,956)

3
See Notes to Financial Statements

Pure Vanilla eXchange, Inc.
(a Development Stage Company)

Statement of Changes in Stockholders' Equity

	Common Stock number of shares	Common Stock	Additional paid-in capital	Accumulated deficit during development stage	Total

August 30, 2005 (Date of Inception)	-	$-	$-	$-	$-

Shares issued for cash	2,773,958	27,740	99,760	-	127,500

Net Loss	-	-	-	(121,956)	(121,956)

Balance at December 31, 2005	2,773,958	$27,740	$99,760	$(121,956)	$5,544

4
See Notes to Financial Statements

Pure Vanilla eXchange, Inc.
(a Development Stage Company)

Statement of Cash Flows

August 30, 2005 (Date of Inception) to December 31, 2005

Operating activities
Net loss	$(121,956)
Adjustments to reconcile net loss to net cash
used in operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(80,406)
Accounts payable	73,209
Other current liabilities	96,392
Net cash used in operating activities	(32,761)

Financing activities
Cash received for common stock	127,500
Cash provided by financing activities	127,500

Net increase in cash	94,739

Cash at beginning of period	-

Cash at end of period	$94,739

5
See Notes to Financial Statements

NOTE 1 - REVERSE MERGER

NVS Entertainment, Inc. ("NVS") completed a reverse merger transaction on March 13, 2006, in which it caused NVS Acquisition Corp., a Nevada corporation and newly created, wholly owned subsidiary of NVS, to be merged with and into Pure Vanilla eXchange, Inc., (the "Company"). As a result of the merger, the Company became a wholly owned subsidiary of NVS, with the Company's former security holders acquiring a majority of the outstanding shares of NVS's common stock. For financial reporting purposes, the Company is deemed to be the acquirer in the reverse merger transaction. Consequently, the assets and liabilities and the historical operations to be reflected in the financial statements are those of the Company and will be recorded at the historical cost basis of the Company. (See Note 5)

NOTE 2 - DESCRIPTION OF DEVELOPMENT STAGE OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Development Stage Operations

The Company was incorporated on August 30, 2005 in Nevada as Pure Vanilla eXchange, Inc. Since then, the Company has devoted most of its activities to establishing its business, including raising capital. Accordingly, the Company's financial statements are presented as a development stage company as defined in Statement of Financial Accounting Standards No. 7.

The Company plans to provide an anonymous payment solution specifically designed to facilitate the purchase of adult content online.

Going Concern and Basis of Presentation

Since inception, the Company has recorded aggregate losses from operations of $121,956 and has incurred total negative cash flow from operations of $32,761. As described in Note 5, the Company has completed a reverse merger and plans to raise additional capital. The Company's continued existence is dependent upon several factors, including raising additional capital, the successful launch of its online and pre-paid card services and the ability to achieve profitability from the sale of the Company's services. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Investments

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and to address certain implementation issues that had arisen. A variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not

6

provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. As of December 31, 2005, the Company is not a primary beneficiary of any VIE's.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of shares issued for services.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the book and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on changes in the assets and liabilities from period to period. These differences arise primarily from the Company's net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The carrying amount of cash and accounts payable approximate their fair value because of the short-term nature of these instruments.

Segment Reporting

The Company operates as a single segment.

NOTE 3 - RELATED PARTY TRANSACTIONS
On November 1, 2005 the Company entered into a services arrangement with Nimble Group Inc. for the provision of management resources and office space. The arrangement has an initial term of three months which automatically renews every three months if not terminated by either party. The Company, at its own discretion, will decide on the management positions that need to be provided. The office space will be charged at $1,750 per office and $600 per desk. Nimble Group is controlled by Jed Schutz who is a controlling shareholder and Director of the Company. Under this arrangement, Nimble Group charged the Company $62,933 during the

7

period ended December 31, 2005, all of which remained payable to Nimble Group at December 31, 2005. At December 31, 2005 there also remained un-reimbursed expenses of $4,702 owed to Nimble Group.

On January 10, 2006 the Company entered into a Software License and Services Agreement with Nimble Group, Inc. This agreement relates to the use by the Company of Nimble Group’s software to process prepaid, debit and stored value card transactions. Nimble Group grants the Company a perpetual, limited, non-exclusive, non-transferable license. In consideration of the license rights granted under this agreement the Company will pay Nimble Group: a) an initial license fee of $500,000, and b) an amount equal to ten percent (10%) of gross revenue generated through the use of said licensed software. The Company prepaid $75,000 of the initial license fee on November 4, 2005, which is included on the balance sheet in prepaid expenses.

NOTE 4 - INCOME TAXES

At December 31, 2005, the Company had an unused net operating loss carryforward approximating $97,000 which may be applied against future taxable income. The net operating loss carryforward expires in the year 2025. At December 31, 2005 the deferred tax asset (representing the potential future tax savings) related to the carryforward was as follows:

2005
Deferred tax asset	$39,000
Less: Valuation allowance	(39,000)
Net Deferred tax asset	$-

As a result of the uncertainty that the net operating loss carryforward will be utilized in the foreseeable future, a 100% valuation allowance had been provided.

NOTE 5 - SUBSEQUENT EVENTS

The Reverse Merger
NVS, a publicly traded company, acquired by reverse merger, the business of the Company and continued its existing operations as a publicly traded company. NVS is a publicly traded company whose shares trade on the “Pink Sheets” and which had at the time of the reverse merger nominal assets and liabilities. As part of the merger, NVS issued shares of its common stock to the existing stockholders of the Company, representing approximately 80% of its

8

outstanding shares, before giving effect to the shares issued to placement agreements and other advisors. The Company paid $225,000 to the controlling shareholder of NVS for 39,927,452 shares of common stock of NVS. Subsequent to the merger transaction, NVS will change its corporate name to Pure Vanilla eXchange, Inc. and the Company's existing management will assume their same positions with the publicly traded company.

Related Party Transactions

On January 2, 2006 the Company entered into a Loan Agreement with Jed Schutz a controlling shareholder and Director of the Company. Under this agreement the Company issued promissory notes in the aggregate amount of $141,000 with an annual interest rate of 16%. The notes are due 120 days from the date of the note. If the notes are not repaid by the due date, the interest rate on the notes increases to 24%.

On January 10, 2006 the Company entered into a Software License and Services Agreement with Nimble Group, Inc. This agreement relates to the use by the Company of Nimble Group’s software to process prepaid, debit and stored value card transactions. Nimble Group grants the Company a perpetual, limited, non-exclusive, non-transferable license. In consideration of the license rights granted under this agreement the Company will pay Nimble Group: a) an initial license fee of $500,000, and b) an amount equal to ten percent (10%) of gross revenue generated through the use of said licensed software. The Company paid $363,000 of the initial license fee of $500,000 through April 15, 2006.

Incentive Compensation Plan

On February 20, 2006, the Company adopted an Incentive Compensation Plan. The terms of the 2006 Plan provide for grants of stock options, stock appreciation rights or SARs, restricted stock, and deferred stock, other stock-related awards and performance awards that may be settled in cash, stock or other property. The Company awarded 2,500,000 stock option grants to consultants in March 2006 under the 2006 plan.

Shares Issued to Consultants for Services

On February 21, 2006, the Company issued 1,575,000 shares to consultants for services, pursuant to a Board of Directors resolution dated December 5, 2005. In connection with these issuances the Company accrued $15,750 of compensation expense at December 31, 2005.

9

Pure Vanilla eXchange, Inc.

Financial Statements

Three Months Ended March 31, 2006

(Unaudited)

Accountants’ Review Report

To the Board of Directors
and Stockholders of
Pure Vanilla eXchange, Inc.

We have reviewed the accompanying balance sheet of Pure Vanilla eXchange, Inc. (the “Company”) (a Development Stage Company) as of March 31, 2006 and the related statements of operations, stockholders’ deficit and cash flows for the three months then ended, and the statements of operations, stockholders’ deficit and cash flows for the period August 30, 2005 (date of inception) to March 31, 2006, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of the Company.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a net loss and negative cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Imowitz Koenig & Co., LLP

New York, New York
May 10, 2006

Pure Vanilla eXchange, Inc.
(a development stage company)

BALANCE SHEET

March 31, 2006
(Unaudited)
ASSETS
Current Assets:
Cash	$14,115
TOTAL ASSETS	$14,115

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$191,548
Short-term loans payable	366,000
Other current liabilities	100,898
Total Current Liabilities	658,446

Stockholders' Deficit:
Common Stock, $0.001 par value;
Authorized shares - 500,000,000; Issued and
outstanding shares 53,900,031	53,900
Additional paid-in-capital	1,329,082
Accumulated deficit during development stage	(2,027,313)
Total Stockholders' Deficit	(644,331)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$14,115

See Accountants’ Review Report and Notes to Financial Statements

Pure Vanilla eXchange, Inc.
(a development stage company)

STATEMENTS OF OPERATIONS

	Three Months Ended March 31, 2006	August 30, 2005 (Date of Inception) to March 31, 2006
	(Unaudited)	(Unaudited)
Operating expenses:
Software licensing fees	$500,000	$500,000
Other operating expenses	383,784	505,740
Loss from operations before other expenses	(883,784)	(1,005,740)

Other expenses:
Organizational costs	(1,017,647)	(1,017,647)
Interest expense	(3,926)	(3,926)
Total other expenses	(1,021,573)	(1,021,573)

Net Loss	$(1,905,357)	$(2,027,313)

See Accountants’ Review Report and Notes to Financial Statements

Pure Vanilla eXchange, Inc.
(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(Unaudited)

	Common Stock		Additional	Accumulated Deficit during
	Shares	Amount	Paid-in Capital	Development Stage	Total
August 30, 2005 (Date of
Inception)	-	$-	$-	$-	$-
Shares issued for cash	2,773,958	27,740	99,760	-	127,500
Net loss	-	-	-	(121,956)	(121,956)
Balance at December 31, 2005	2,773,958	27,740	99,760	(121,956)	5,544
Shares issued for cash	79,000	790	328,956	-	329,746
Shares issued for services	1,575,000	15,750	-	-	15,750
Adjustment to outstanding
shares as a result of
recapitalization transaction	48,415,210	8,563	(8,563)	-	-
Shares issued for services in
connection with the reverse
merger	1,056,863	1,057	791,590	-	792,647
Stock Options granted under 2006
Incentive Compensation Plan	-	-	117,339	-	117,339
Net loss	-	-	-	(1,905,357)	(1,905,357)
Balance at March 31, 2006	53,900,031	$53,900	$1,329,082	$(2,027,313)	$(644,331)

See Accountants’ Review Report and Notes to Financial Statements

Pure Vanilla eXchange, Inc.
(a development stage company)

STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2006	August 30, 2005 (Date of Inception) to March 31, 2006
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$ (1,905,357)	$ (2,027,313)
Adjustments to reconcile net loss to net cash used in
operating activities:
Issuance of shares and stock options for services	925,736	925,736
Changes in operating assets and liabilities:
Prepaid expenses	80,406	-
Accounts payable	118,339	191,548
Other current liabilities	4,506	100,898
Net cash used in operating activities	(776,370)	(809,131)

Cash flows from financing activities
Cash received for common stock	329,746	457,246
Proceeds from short-term loans payable	366,000	366,000
Cash provided by financing activities	695,746	823,246

Net (decrease)increase in cash	(80,624)	14,115
Cash at beginning of period	94,739	-
Cash at end of period	$14,115	$14,115

See Accountants’ Review Report and Notes to Financial Statements

NOTE 1 - REVERSE MERGER

NVS Entertainment, Inc. ("NVS"), a Nevada Corporation, completed a reverse merger transaction on March 13, 2006, in which it caused NVS Acquisition Corp., a Nevada corporation and newly created, wholly owned subsidiary of NVS, to be merged with and into Pure Vanilla eXchange, Inc., (the "Company"). As a result of the merger, the Company became a wholly owned subsidiary of NVS, with the Company's former security holders acquiring a majority of the outstanding shares of NVS's common stock. For financial reporting purposes, the Company is deemed to be the acquirer in the reverse merger transaction. Consequently, the assets and liabilities and the historical operations reflected in the financial statements are those of the Company and are recorded at the historical cost basis of the Company. The Company was merged into NVS on April 12, 2006. In connection with the latter merger, NVS changed the name of the company to Pure Vanilla eXchange, Inc.

NVS was a publicly traded company whose shares trade on the “Pink Sheets” and which had at the time of the reverse merger nominal assets and liabilities and had no revenues. As part of the merger, NVS issued shares of its common stock to the existing stockholders of the Company, representing approximately 80% of its outstanding shares, before giving effect to the shares issued to placement agreements and other advisors. The Company paid $225,000, which is included in organizational costs, to the controlling shareholder of NVS for 39,927,452 shares of common stock of NVS. The Company's existing management will assume their same positions with the publicly traded company.

NOTE 2 - DESCRIPTION OF DEVELOPMENT STAGE OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Development Stage Operations

The Company was incorporated on August 30, 2005 in Nevada as Pure Vanilla eXchange, Inc. Since then, the Company has devoted most of its activities to establishing its business, including raising capital. Accordingly, the Company's financial statements are presented as a development stage company as defined in Statement of Financial Accounting Standards No. 7.

The Company plans to provide an anonymous payment solution specifically designed to facilitate the purchase of adult content online.

Recapitalization Transaction
On March 13, 2006, the Company completed a recapitalization in the form of a “reverse merger” transaction with NVS. As part of the merger, the Company merged into a wholly owned subsidiary of NVS. NVS acquired all the outstanding capital stock of the Company and, in consideration, issued 39,927,452 shares of its common stock to the Company’s shareholders.

NVS retired all of its prior existing shares of common stock except for 10,568,634 shares of common stock retained by the original shareholders of NVS.

Placement agents and other advisors received an additional 1,056,863 shares of common stock valued at $792,647 for services rendered in connection with the merger, which is included in organizational costs. After the closing of the merger, there were 53,900,031 shares of common stock of the Company issued and outstanding.

For financial reporting purposes, the Company is deemed to be the acquirer in the reverse merger transaction. Consequently, the assets and liabilities and the historical operations reflected in the financial statements are those of the Company, and are recorded at the historical cost basis of the Company.

Going Concern and Basis of Presentation

Since inception, the Company has recorded aggregate losses from operations of $2,027,313 and has incurred total negative cash flow from operations of $809,131. As described in Note 1, the Company has completed a reverse merger and plans to raise additional capital. The Company's continued existence is dependent upon several factors, including raising additional capital, the successful launch of its online and pre-paid card services and the ability to achieve profitability from the sale of the Company's services. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company's financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Investments

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and to address certain implementation issues that had arisen. A variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. As of March 31, 2006, the Company is not a primary beneficiary of any VIE's.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of shares issued for services.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the book and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on changes in the assets and liabilities from period to period. These differences arise primarily from the Company's net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

The carrying amount of cash, accounts payable and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Segment Reporting

The Company operates as a single segment.

Research and Development Costs

All costs associated with research and development are expensed as incurred.

NOTE 3 - RELATED PARTY TRANSACTIONS

On November 1, 2005 the Company entered into a services arrangement with Nimble Group Inc. for the provision of management resources and office space. The arrangement has an initial term of three months which automatically renews every three months if not terminated by either party. The Company, at its own discretion, will decide on the management positions that need to be provided. The office space will be charged at $1,750 per office and $600 per desk. Nimble Group is controlled by Jed Schutz who is a controlling shareholder and Director of the Company. Under this arrangement, Nimble Group charged the Company $82,200 during the three months ended March 31, 2006, of which $33,133 remained payable to Nimble Group at March 31, 2006. At March 31, 2006 there also remained un-reimbursed expenses of $6,872 owed to Nimble Group.

On January 2, 2006 the Company entered into a Loan Agreement with Jed Schutz a controlling shareholder and Director of the Company. At March 31, 2006 the Company has issued promissory notes in the aggregate amount of $366,000 with an annual interest rate of 16%. The notes were issued from January 26th through March 23rd and are due 120 days from the date of the note. If the notes are not repaid by the due date, the interest rate on the notes increases to 24%.

On January 10, 2006 the Company entered into a Software License and Services Agreement with Nimble Group, Inc. This agreement relates to the use by the Company of Nimble Group’s software to process prepaid, debit and stored value card transactions. Nimble Group grants the Company a perpetual, limited, non-exclusive, non-transferable license. In consideration of the license rights granted under this agreement the Company will pay Nimble Group: a) an initial license fee of $500,000, and b) an amount equal to ten percent (10%) of gross revenue generated through the use of said licensed software. The Company paid $363,000 of the initial license fee of $500,000 through May 9, 2006. Included in accounts payable at March 31, 2006 is $137,000 payable to Nimble Group with regard to the initial license fee. The initial license fee represents the payment of Nimble Group’s research and development costs incurred on behalf of software to be utilized by the Company and has been expensed as software licensing fees.

NOTE 4 - INCOME TAXES

At March 31, 2006, the Company had an unused net operating loss carryforward approximating $1,527,313 which may be applied against future taxable income. The net operating loss carryforward expires in the years 2025 and 2026. At March 31, 2006 the deferred tax asset (representing the potential future tax savings) related to the carryforward and software licensing fees was as follows:

2005
Deferred tax asset	$811,000
Less: Valuation allowance	(811,000)
Net Deferred tax asset	$-

As a result of the uncertainty that the net operating loss carryforward and software licensing fees will be utilized in the foreseeable future, a 100% valuation allowance had been provided.

NOTE 5 - INCENTIVE COMPENSATION PLAN

On February 20, 2006, the Company adopted an Incentive Compensation Plan. The terms of the 2006 Plan provide for grants of stock options, stock appreciation rights or SARs, restricted stock, and deferred stock, other stock-related awards and performance awards that may be settled in cash, stock or other property. Under the plan, the total number of shares of common stock that may be subject to the granting of awards under the Plan shall be equal to 7,500,000 shares. The

Company awarded 2,500,000 stock option grants to consultants during the three months ended March 31, 2006 under the 2006 plan.

	Shares	Weighted Average Exercise Price

Outstanding as of December 31, 2005	-	-
Options granted	2,500,000	$0.50
Options exercised	-	-
Options forfeited	-	-

Outstanding as of March 31, 2006	2,500,000	$0.50
Exercisable as of March 31, 2006	100,000	$0.50

Weighted			Weighted		Weighted
Average			Remaining		Average
Number	Exercise	Exercise	Life	Number	Exercise
Outstanding	Price	Price	In Years	Exercisable	Price

2,500,000	$0.50	$0.50	10.00	100,000	$0.50
2,500,000	$0.50	$0.50	10.00	100,000	$0.50

As of March 31, 2006, 2,500,000 stock options were awarded and are outstanding under the Plan. The fair value of the options is estimated at the grant date using the Black-Scholes option pricing model and is recorded as expense over the respective vesting periods. Significant assumptions used in the model were 4.50% as the risk-free rate and 60% for volatility. During the three months ended March 31 2006, compensation expense related to 2006 option activity was $117,339.

NOTE 6 - SHARES ISSUED TO CONSULTANTS FOR SERVICES

On February 21, 2006, the Company issued 1,575,000 shares to consultants for services, pursuant to a Board of Directors resolution dated December 5, 2005. In connection with these issuances the Company accrued $15,750 of compensation expense at December 31, 2005.

NOTE 7 - SUBSEQUENT EVENTS

On April 25, 2006 the Company entered into a non-cancelable operating lease. Under the terms of the lease, the Company is responsible for its share of common area and operating expenses. The term of the lease starts on May 15, 2006 and ends on January 30, 2010. As of May 15, 2006, minimum lease commitments required under the lease are as follows:

2006	201,489
2007	322,383
2008	322,383
2009	322,383
2010	26,865
Total minimum lease commitments	1,195,503

Additionally, in accordance with the lease agreement, the Company has secured a personal guarantee from Jed Schutz. As consideration for this guarantee the Company has issued 125,000 warrants to purchase common shares at a strike price of $2.00 per share. A portion of our leased premises is used by Nimble Group, and Nimble Group currently pays us for the use of those premises on an as-used basis.

PART III

ITEM 1. INDEX TO EXHIBITS

The following exhibits required by Item 601 of Regulation S-B are filed with this Registration Statement.

Exhibit Number	Description	Page
1.01	Articles of Incorporation of Princeton Power Corporation filed August 11, 2004 and Certificate of Amendment as filed November 29, 2004	57

1.02	Articles of Incorporation of NVS Acquisition Corp. filed March 1, 2006	59

1.03	Articles of Incorporation of Pure Vanilla eXchange (“Old Pure Vanilla”), Inc, filed August 30, 2005	60

1.04	Agreement and Plan of Merger among Pure Vanilla eXchange, Inc. (“Old Pure Vanilla”), NVS Entertainment, Inc. and NVS Acquisition Corp.	61

1.05	Articles of Merger among Pure Vanilla eXchange, Inc. and NVS Acquisition Corp. as filed and effective March 13, 2006.	94

1.06	Plan of Merger of Pure Vanilla eXchange, Inc. into NVS Entertainment, Inc.	101

1.07	Articles of Merger between Pure Vanilla eXchange, Inc. and NVS Entertainment, Inc. as filed and effective April 12, 2006.	103

1.08	By-Laws of Pure Vanilla eXchange, Inc., f/k/a/ Princeton Power Corporation	109

1.09	Consulting Agreement by and between Pure Vanilla eXchange, Inc. and CDJP Holdings Corp	121

1.10	Services Agreement between Nimble Group, Inc. and Pure Vanilla eXchange, Inc.	126

1.11	Software License and Services Agreement between Nimble Group, Inc. and Pure Vanilla eXchange, Inc.	134

6.01	Consulting Agreement by and between Pure Vanilla eXchange, Inc. and NG Outsourcing, Inc.	145

ITEM 2. DESCRIPTION OF EXHIBITS

The following documents are filed as exhibits to this Registration Statement:

Exhibit Number	Description

1.01	Articles of Incorporation of Princeton Power Corporation filed August 11, 2004 and Certificate of Amendment as filed November 29, 2004

1.02	Articles of Incorporation of NVS Acquisition Corp. filed March 1, 2006.

1.03	Articles of Incorporation of Pure Vanilla eXchange (“Old Pure Vanilla”), Inc, filed August 30, 2005.

1.04	Agreement and Plan of Merger among Pure Vanilla eXchange, Inc. (“Old Pure Vanilla”), NVS Entertainment, Inc. and NVS Acquisition Corp.

1.05	Articles of Merger among Pure Vanilla eXchange, Inc. and NVS Acquisition Corp. as filed and effective March 13, 2006.

1.06	Plan of Merger of Pure Vanilla eXchange, Inc. into NVS Entertainment, Inc.

1.07	Articles of Merger 2006 between Pure Vanilla eXchange, Inc. and NVS Entertainment, Inc. as filed and effective April 12, 2006.

1.08	By-Laws of Pure Vanilla eXchange, Inc., f/k/a/ Princeton Power Corporation

1.09	Consulting Agreement by and between Pure Vanilla eXchange, Inc. and CDJP Holdings Corp

1.10	Services Agreement between Nimble Group, Inc. and Pure Vanilla eXchange, Inc.

1.11	Software License and Services Agreement between Nimble Group, Inc. and Pure Vanilla eXchange, Inc.

6.01	Consulting Agreement by and between Pure Vanilla eXchange, Inc. and NG Outsourcing, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PURE VANILLA EXCHANGE, INC.

Date: May 26, 2006	By: /s/ Florian Schuhbauer

Its: President